UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

NETWORK-1 TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

64121N109

(CUSIP Number)

Looking Glass LLC

60 Arch Street, 2nd Floor

Greenwich, CT 06830

Attention: James B. Healy

Telephone: (203) 302-1700

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 31, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 64121N109

1	NAMES OF REPORTING PERSONS. Looking Glass LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,750,000 shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,750,000 shares of Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,750,000 shares of Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.34% of Common Stock
14	TYPE OF REPORTING PERSON CO

(1) Includes 1,750,000 shares of common stock that the Reporting Persons have the right to acquire upon the exercise of the Warrants. See Item 3.

CUSIP Number: 64121N109

1	NAMES OF REPORTING PERSONS. Plainfield Special Situations Master Fund Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,750,000 shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,750,000 shares of Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,750,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.34% of Common Stock
14	TYPE OF REPORTING PERSON CO

(1) Includes 1,750,000 shares of common stock that the Reporting Persons have the right to acquire upon the exercise of the Warrants. See Item 3.

CUSIP Number: 64121N109

1	NAMES OF REPORTING PERSONS. Max Holmes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,750,000 shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,750,000 shares of Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,750,000 shares of Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.34% of Common Stock
14	TYPE OF REPORTING PERSON IN

(1) Includes 1,750,000 shares of common stock that the Reporting Persons have the right to acquire upon the exercise of the Warrants. See Item 3.

This Amendment No. 2 (this “Amendment”) to Schedule 13D is filed by Looking Glass LLC, a Texas limited liability company (“Looking Glass”), Plainfield Special Situations Master Fund Limited, an exempted company incorporated in the Cayman Islands with limited liability (“Master Fund”), and Max Holmes, an individual (together with Looking Glass and Master Fund, the “Reporting Persons”) to amend the Schedule 13D, filed on May 31, 2013, as amended by Amendment No. 1 filed on August 1, 2013 (as amended, the “Schedule 13D”), relating to the shares of Common Stock of Network-1 Technologies, Inc., a Delaware corporation (the “Issuer”), which has its principal office at 445 Park Avenue, Suite 1020, New York, NY 10022.

Except as expressly provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Defined terms used in this Amendment but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 is hereby amended by adding the following paragraph as a new paragraph after the second paragraph of Item 4:

The Reporting Persons are considering a disposition of the Warrants in one or more private sales to qualified investors under an appropriate exemption from securities laws.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

In accordance with Rule 13d-4 of the Securities Exchange Act of 1934, each of the persons filing this statement (other than Looking Glass) expressly disclaim beneficial ownership of the securities covered by this statement and the filing of this report shall not be construed as an admissions by such persons that they are the beneficial owners of such securities.

Dated: January 31, 2013

LOOKING GLASS LLC

	By:	/s/ Max Holmes
Max Holmes
President

PLAINFIELD SPECIAL SITUATIONS
MASTER FUND LIMITED

	By:	/s/ Max Holmes
Max Holmes
Authorized Individual

MAX HOLMES

	By:	/s/ Max Holmes
Max Holmes